KLEOPATRA HOLDINGS 2 S.C.A.

46A, Avenue J.F. Kennedy

L-1855 Luxembourg

May 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, DC 20549

Attention: Pamela Long

Re:	Kleopatra Holdings 2 S.C.A.
Request to Withdraw Registration Statement on Form S-1
File No. 333-215222

Ladies and Gentlemen:

Kleopatra Holdings 2 S.C.A. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-215222) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on December 21, 2016.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company is not currently pursuing while it focuses on reorganization and integration activities related to a recently completed acquisition. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

If you have any questions regarding this application, please contact Joshua N. Korff at (212) 446-4943 or Brian Hecht at (212) 446-4807 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

KLEOPATRA HOLDINGS GP S.A., in its capacity as general partner and sole manager of KLEOPATRA HOLDINGS 2 S.C.A.

By:	/s/ Julien Goffin
Name:	Julien Goffin
Its:	Permanent representative